RADICA(R) GAMES LIMITED
                         REPORTS SUCCESSFUL LEGAL ACTION
                   AGAINST INTELLECTUAL PROPERTY INFRINGEMENT

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
JULY 22ND, 1999                             PRESIDENT & CEO
                                            (LOS ANGELES, CALIFORNIA)
                                            (626) 744 1150

                                            DAVID C.W. HOWELL
                                            PRESIDENT ASIA OPERATIONS
                                            & CFO
                                            (HONG KONG)
                                            (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ RADA) a leading developer, manufacturer and distributor of popular handheld electronic games, reported today that its two subsidiaries Radica UK Limited and Radica China Limited successfully obtained a High Court Order against two Defendants Naseem Akbar and Toptrade International (UK) on 17 June 1999 in the United Kingdom.

At the hearing the Defendants undertook to the Court that they would not infringe copyright in Radica's Bass Fishin' and Lake Trout Fishin' games.

The Court ordered that they deliver up to Radica for destruction all stock of infringing products and disclose full details of their suppliers and parties to whom the Defendants sold or offered to supply such games. The Defendants will now have to furnish full details of their dealings including number supplied, prices, delivery notes, invoices and other such documentation. Radica can then elect for there to be an inquiry as to damages or an account of profits. The Defendants will have to pay Radica all sums found on a future inquiry or account together with interest.

The Defendants were required to pay virtually all of Radica's costs given their conduct in this action.

David Howell, Chief Financial Officer and Director of Radica Games Limited and Bina Cunningham, a Partner at Willoughby & Partners - Legal Advisor to Radica confirmed that the decision showed Radica's continued commitment to policing and defending its Intellectual Property Rights throughout the world. The success story of Radica's games has led to many counterfeit products being manufactured and sold. In each instance Radica has been successful against such infringers.



Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ - RADA). Radica is a leading developer, manufacturer and distributor of electronic handheld and table top games. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at "www.radicagames.com".


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